

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 13, 2011

Marc L. Collins, Esq.
Thompson Hine LLP
312 Walnut Street
14th Floor
Cincinnati, OH 45202-4089

Re: Hanna Investment Trust ("The Trust")
         File Nos. 811-22507 and 333-171279

Dear Mr. Collins:

The staff of the Commission has reviewed the Trust's registration statement filed on Form N-1A currently consisting of one series, the Paladin Long Short Fund (the "Fund"). We have the following comments.

General

1.   The staff notes that a website or blog appears to discuss the Fund extensively. Please inform the staff in your response letter whether the advisor maintains or contributes to that website or blog. We note that the website or blog refers to "actual fund approval" and states that it "will offer much more information about the fund itself, but [not] until the actual mutual fund is **SEC approved. . . .**" (Emphasis added.) Please be aware that the staff of the Commission does not approve registration statements, but rather, among other things, through delegated authority from the Commission, issues comments on such filings, raises objections to disclosures contained therein when deemed appropriate to do so, and declares filings effective.

2.   Please inform the staff of what plans, if any, the advisor has to revise the website or blog if the Fund is declared effective?

3.   Please inform the staff whether the Fund (and/or its advisor) has received any payments for shares from potential investors.

Prospectus

General

4.   Please revise the disclosure to delete language from the Prospectus that implies additional material information is pertinent, but omitted. For example, phrases like "including, but not limited to" and "such as" should not be used to explain the Fund's principal investment strategies nor its risks. In making these revisions, please comply with the plain English requirements under Rule 421 under Regulation C under the Securities Act of 1933 ("Securities Act").

5.   In various sections of the registration statement, the Fund states that it will perform activities "to the extent permitted under the [Investment Company Act of 1940 ('1940 Act' or 'Act')]." Please confirm that the registration statement contains narration explaining these disclosures or revise the registration statement as appropriate.

6.   Please inform the staff whether the Fund or its advisor is circulating the Prospectus to potential investors or others.

Fees And Expenses of the Fund

7.   Please revise the fee table's introductory paragraph to state that "[t]his table describes. . . ." See Item 3 of Form N-1A.

8.   Please add a parenthetical to the "Management Fees" caption that advises investors that the management fee is a performance based fee.

9.   Please revise the "Redemption Fee" caption parenthetical to conform to Item 3 of Form N-1A. We would not object if the caption appears as follows: Redemption Fee (as a percentage of amount redeemed) (charged upon any redemption of shares within 180 days of the issuance of such shares).

10.   It appears that short sales will be a principal investment strategy of the Fund. If the costs of short sales will constitute a material expense of the Fund, please add a subcaption to the "Other Expenses" caption to disclose specifically the expenses of selling short (a footnote appended to the line item should explain why a Fund pays these expenses). Alternatively, if these costs do not represent a material percentage of "Other" expenses, please confirm to the staff that the "Other Expenses" caption includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. Also, in the disclosure following that made in response to Items 1-8, please include a discussion of short sales, including the risks and costs associated with these sales. That disclosure should explain why the Fund must pay any dividend paid or interest accrued on a borrowed security during the loan period. In addition, the

discussion should explain that to borrow a security, the Fund also may be required to pay a premium, which would increase the cost of the security sold short, and that the Fund will incur transaction costs until the short position is terminated.

11.   The fee table indicates that "Other Expenses" of the Fund are .45%. This is based on the "Administration Agreement," which provides that the administrator will pay all "regular" operating expenses of the Fund, and the maximum amount the administrator may charge the Fund is .45%. The Administration Agreement is, in effect, a type of reimbursement or expense ceiling contract whereby the administrator agrees to absorb the "regular" operating expenses of the Fund that exceed .45%. Accordingly, please revise the fee table by reflecting the gross operating expenses of the Fund. In other words, the "other" expenses should report the actual costs of operating the Fund (exclusive of managerial fees, 12b-1 fees, and acquired fund fees and expenses ("AFFE"). You may add two extra line items to the fee table reflecting the amount of expenses reimbursed or paid by the administrator, and the net operating expenses of the Fund. One footnote to the table should disclose that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3of Form N-1A. A second footnote to the fee table should disclose the material terms of the Administration Agreement as it functions as a reimbursement agreement. For example, it should specify that the Fund's Board of Trustees ("Board") must approve any termination of the administrator's obligation to reimburse Fund expenses prior to the expiration of a minimum one calendar year period. The Prospectus should, at a more appropriate location, specifically define "regular" operating expenses and give examples of what is included or excluded.

12.   In the first footnote to the Fees and Expenses table, please delete the disclosure exceeding that required by General Instruction 6(a) to Item 3 of Form N-1A and revise the footnote to state simply that "other expenses are based on estimated amounts for the current fiscal year." The footnote's disclosure exceeding that required by Item 3 may be relocated to appear after the disclosure made in response to Items 1 through 8 of Form N-1A.

13.   Footnote 2 discloses that the advisor is obligated to pay the administrator any sums the administrator pays the Fund under the Administration Agreement (to the extent such fees are in excess of 1.95% of the Fund's expenses). This footnote should be appended to the footnote pertaining to the obligation of the administrator to absorb Fund expenses discussed above. In addition, advise the staff of the financial capacity of the advisor to reimburse the administrator for these amounts in the upcoming year. Is this a material issue of which investors should be informed? Is it possible that the liability of the advisor to reimburse the administrator could exceed the amount of income it receives under the advisory agreement? Under those circumstances, is it possible or more likely the advisor may resign in order to avoid the obligation to repay the administrator? Also, you should clarify why the administrator can seek repayment from the advisor for amounts in excess of 1.95% of Fund assets, rather than 2.05%, because 10 basis points

represent AFFE. In that regard, it would be helpful if you added a footnote explaining AFFE.

14.   Please "[d]isclose in a footnote to the table that Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year." See Instruction 6(vi) to Item 3 of Form N-1A.

Example

15.   Please revise the language in this section to conform to the language of Item 3 of Form N-1A and delete from this section any language neither required nor permitted by Item 3.

16.   Given that the Administration Agreement covers one year periods, revise the dollar amounts in the Example for the 3 year column using the gross expenses of the Fund.

Principal Investment Strategies

17.   In plain English, please disclose in a brief manner the meaning of "long and short strategies." In particular, explain how these strategies will be used to achieve the Fund's investment objective or how they will be used for some other purpose (e.g., hedging). Also, if the Fund has any limits on the amount it may engage in selling short, please disclose that in the Prospectus.

18.   The summary discloses that "[t]he Advisor will use fundamental analysis to identify high growth opportunities, and combine this with technical analysis . . . [t]he weighting of long versus short will be determined by technical analysis of the overall market." Please summarize in greater detail these analyses in plain English. With regard to the fundamental analysis applied in selecting securities for the Fund, does the advisor consider the dividend paying history of the securities or merely their potential for capital appreciation?

19.   The summary discloses that most of the Fund's positions "will be built up and sold off incrementally over time, leading to a higher than average turnover rate." Please explain, in plain English, the meaning of "a higher than average turnover rate," as well as, how a build up "over time" and an incremental sell off over time lead to a higher turnover rate, since portfolio turnover rate is calculated using the lesser amounts of the securities purchased or sold, not the number of transactions. Will the Fund materially invest in securities or transactions that are excluded from the calculation of the portfolio turnover rate? If the Fund will engage in active and frequent trading as a principal investment strategy, please summarize that strategy in this "Principal Investment Strategy" section. Also, we note that under the heading "Other Non-Principal Policies

and Risks," the Fund discloses that its "portfolio turnover will generally be greater that 100%. Accordingly, net capital gains generated by the Fund are generally expected to be short-term capital gains that are taxable as ordinary income, except to the extent offset by prior year losses." Please explain how trading in this manner is consistent with the Fund's investment objective of long term capital appreciation.

20.   It appears that this section does not summarize each principal investment strategy of the Fund as required by Item 4 of Form N-1A. For example, the "Principal Risks of Investing in the Fund" ("Principal Risks section") discusses various investments and strategies such as over the counter ("OTC") derivatives, investing in market sectors, and leveraging, yet this summary section does mention these activities. Accordingly, please revise this section to summarize each principal investment strategy of the Fund. In this regard, if applicable, disclose the sector or sectors upon which the Fund will focus and describe when it will do so along with all attendant risks. In addition, please relocate to this Item 4 strategy summary section, the last sentence in the "Sector Risk" paragraph under the "Principal Risks of Investing in the Fund" heading.

21.   The risk disclosure includes the risk of leverage. If the Fund may leverage, please disclose, in plain English, how it will leverage. Will it leverage only through derivatives? Will the Fund use leverage or engage in borrowing for speculative purposes? If yes, please disclose this strategy and state the maximum amount, as a percentage of the Fund's total assets, it may leverage. Also, please list in plain English the [c]ertain types" of Fund investments "that may involve leverage" mentioned in the "Leverage Risk" section.

22.   Please summarize how the Fund's advisor decides which securities to sell. See Item 9(b)(2) of Form N-1A.

23.   Please disclose each type of U.S. government security in which the Fund may invest.

24.   If the Fund will invest in mortgage-backed and/or asset-backed securities, please summarize in the Item 4 disclosure what entities will issue or guarantee the securities as well as the risks of investing in them. Also, in discussing asset-backed securities, please specify which assets will secure the securities (e.g., auto loans, credit card receivables, student loans, or home equity loans).

25.   The summary discloses that "most equities positions will be concentrated in the $250 million to $35 billion market cap range." If applicable, please disclose in plain English that the Fund may invest in companies of any capitalization size and include all attendant risks. Also, please use a word other than "concentrated" to describe the Fund's investments in equity securities.

26.   The following terms appear in this section: "high growth opportunities," "higher than average turnover rate," "fundamentally or technically weak securities," and "general index vehicle." Please revise this section to define these terms in plain English.

27.   The Prospectus discloses that the Fund's "portfolio will primarily consist of (i) domestic and foreign equity securities ('Equity Securities'); (ii) domestic and foreign fixed income securities including, but not limited to, government and corporate debt securities ('Fixed Income Securities'); and (iii) derivatives, including, but not limited to options and futures ('Derivatives'). To the extent that the Fund will invest in any of these instruments as principal investment strategies, please revise Item 4 to disclose each type of instrument and all attendant risks and do so in a manner that is responsive to comment 4. For example, with respect to equity securities, if the Fund will invest in common stocks, preferred stocks, and/or convertible debt securities, disclose this in Item 4 (if the preferred stocks are a principal strategy, please describe any conversion feature of those stocks in the Item 4 disclosure including all applicable risks). In disclosing each applicable debt instrument, state its credit quality. If applicable, state that the Fund may invest in debt securities of any credit quality, including junk bonds and unrated bonds. Also, disclose what entities rate the debt securities in which the Fund invests (e.g., nationally recognized statistical rating organizations and if the Fund's advisor determines the credit quality of debt instruments). In addition, disclose all applicable interest rate, principal payment, dividend, and reset terms (i.e., fixed, variable, or both). We would not object to the Fund disclosing the names of the rating entities, as well as the debt instruments' terms, in an appropriate section of the Prospectus following the Item 8 disclosure. We note that there is disclosure regarding fixed income securities and rating agencies in the Principal Risks section of the Prospectus, however, that disclosure is written in a general manner and, therefore, should be revised to explain the Fund's specific activities with respect to investing in bonds. In addition, in disclosing each particular derivative, explain its purpose (e.g., for hedging, leverage, and/or speculative purposes). Finally, disclose the maximum percentage of assets the Fund may invest in derivative instruments. See letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

28.   The last paragraph states that the Fund will invest "in other investment companies including Exchange Traded Funds ("ETFs"). Moreover, the Principal Risks section states that the "Fund's investment strategy may involve investing in other companies, such as ETFs." Please revise the Prospectus to disclose each type of investment company in which the Fund will invest principally. Also, in making these revisions please do so in a manner that is responsive to comment 4.

29.   With respect to foreign investments, we note that the Principal Risks section includes paragraphs regarding "Foreign Securities Risks" and "Currency Risks." Will the Fund invest directly in foreign securities and/or foreign currencies, or solely in American

Depository Receipts? Please clarify the disclosure. Also, if the Fund will invest in emerging markets, please disclose that fact, along with all attendant risks.

30.   Please disclose the significance of the Fund not being diversified. Will the Fund focus on fewer investments or merely have the discretion to invest in fewer issuers than a diversified fund?

31.   The penultimate paragraph states that the "Fund's investment policy may be changed without shareholder approval upon prior written notice to shareholders." What particular "policy" is the Fund referring to? Also, how far in advance of an upcoming change will the Fund provide investors with written notice of that change (e.g., 60 days in advance)?

Principal Risks of Investing in the Fund

32.   Item 4 of Form N-1A requires that all principal risks of a fund be summarized in the risk summary section of a prospectus. Accordingly, please confirm to the staff that all of the Fund's risks are summarized in the Item 4 disclosure or make appropriate revisions to the Prospectus.

33.   Please delete the heading "General Risks."

34.   Please disclose the risks of investing in American Depository Receipts.

Sector Risk

35.   Please revise the last sentence to read, "[t]he sectors in which the Fund may . . . in any one industry or group of industries."

Non-Diversified Funds Risk

36.   Please delete the word "Funds" from this sub-heading. Also, revise the paragraph to read, "[b]ecause the Fund is a non-diversified fund, it will invest a greater percentage of its assets in a particular issuer and will own fewer securities than diversified mutual funds. Accordingly, it is generally subject to the risk that a large loss in an individual issuer will cause a greater loss than it would if it was required to hold a larger number of securities or smaller positions."

Portfolio Turnover Risk

37.   Please disclose in this paragraph that the Fund's portfolio turnover rate is expected to be 100% or more. Also "explain . . . how the tax consequences of, or trading

costs associated with, a [Fund's] portfolio turnover may affect the [Fund's] performance."
See Instruction 7 to Item 9(b)(1) of Form N-1A.

Investment Advisor Risk

38.   The second sentence of this section does not describe a risk of the Fund. Accordingly, please relocate it to appear after the disclosure made in response to Items 1 through 8 of Form N-1A. Also, please delete this section's last sentence.

New Fund Risk

39.   Please delete the first sentence since it does not describe a risk of the Fund. Also, delete the word "[a]ccordingly" from the second sentence.

Foreign Securities Risks

40.   Please give this paragraph a subheading "Foreign Securities" in the same manner as the "Equity Securities Risks" subheading.

41.   Please revise this paragraph to explain the specific risks applicable to each issuer.

Derivative Risk

42.   Please give this paragraph a subheading "Derivatives Risks" in the same manner as the "Equity Securities Risks" subheading. Also, please revise the current subheading from "Dervative Risk" to "Derivatives Risks."

Short Sale Risks

43.   Please delete the first sentence of this section because it does not describe a risk of the Fund. Also, explain that the Fund's potential for losses is unlimited when it engages in short sales.

Risks Related to Investing in Other Investment Companies

44.   The disclosure under this heading is neither an accurate summary of the provisions of Section 12(d)(1) of the Act nor the rules promulgated thereunder and, therefore, should be revised. Also, in making these revisions, please disclose the actual risks that the Fund will be exposed to when it invests in other investment companies, rather than describing these risks in a general manner.

Risks of Investing in Corporate Debt Securities

45.   The first two sentences do not describe risks and, therefore, should be deleted.

Risks of Investing in Convertible Securities

46.   This section does not describe risks of the Fund. According, please make appropriate revisions to the disclosure.

Risks of Investing in U.S. Government Securities

47.   Please relocate sentences one through two of this section to the Item 4 strategy summary section.

Performance Information

48.   Please revise the disclosure under this heading to state that performance information will be available after a full calendar year of operations and that it will give some indication of the risks of an investment in the Fund by comparing the Fund's performance with a broad measure of market performance. See Instruction 1(b) to Item 4(b)(2) of Form N-1A.

Management of the Fund's Portfolio

49.   Please revise this heading to state simply "Management." Also, please insert the subheadings "Investment Advisor" and "Portfolio Manager." In addition, please delete the phrase "founded the Advisor in 2009."

Purchase and Sale of Fund Shares

50.   Please clarify how a shareholder may redeem a share by "bank wire." Please relocate the penultimate sentence to appear in the disclosure following that in repose to Items 1 through 8 of Form N-1A.

51.   In the second paragraph, please delete any discussion of purchases.

Tax Information

52.   Please relocate the last sentence to appear in the disclosure following that in repose to Items 1 through 8 of Form N-1A.

Other Non-Principal Investment Policies and Risks

53.   The Prospectus does not appear to have disclosure responsive to Item 9 of Form N-1A, although certain of the information under this heading "Other Non-Principal Investment Policies and Risks" appears responsive to Item 9. Please revise this heading to "Principal Investment Objective, Strategies, and Risks" and include thereunder all of the required Item 9 disclosures, including a description of the Fund's principal investment strategies and risks. Please be aware that disclosure responsive to both Items 4 and 9 is required in a prospectus. If the Fund wishes to disclose non-principal information in its prospectus, it may do so in a location following responses to Items 1-8 of Form N-1A and that information should be identified as non-principal (e.g., place the disclosure under an appropriate heading such as "Non-Principal Investment Strategies and Risks").

Management of the Fund

Advisor Compensation

Structure of the Variable Advisory Fee

54.   The Fund has a performance fee with the advisor, consisting of a base fee of 1.25% of average daily net assets, and a variable or performance adjustment of plus or minus .20% of the average assets of the Fund over the performance period, in your case the preceding 12 months. Why does the Prospectus refer to the base fee as "fixed" given that the dollar amount of that fee is increased or reduced by the performance fee?

55.   Please advise the staff why the Russell 1000 Index is the appropriate index to measure or gauge the performance of the Fund and its advisor. Make appropriate revisions to the Prospectus.

Calculation of the Variable Advisory Fee

56.   In the last paragraph of this section, please revise the disclosure to state that the "Performance Adjustment Rate," once calculated, is applied using the average daily net assets over the "Measuring Period" ("Performance Period"). In this regard, please disclose the difference between the average daily net assets and the average assets over the Performance Period. Please disclose that, if Fund assets were declining, i.e., average assets over the performance period is greater than current net assets, and the Fund underperformed the index, the advisor could owe the Fund money under the arrangement. Likewise, disclose that, if assets are declining and the Fund beat the index, the total advisory fee paid would be greater than 1.45% of current net assets. Also disclose that, because the performance adjustment is based on the rolling 12 month Performance Period, the fee paid to the advisor has a historical lag and that current Fund

performance could be much better or worse than the variable fee as calculated against the 12 month period. Further, disclose that the advisor can receive the maximum incentive payment even though Fund performance was poor or negative provided that the Fund outperformed the index.

Examples of Fee Rates

57.   The "Examples of Fee Rates" table has a column with the heading "Annual Variable Advisory Fee." The base fee rate and the variable fee rate are calculated using different net asset dollar amounts, and cumulatively equal 1.45% or 1.05% only in the special circumstance when the two asset amounts are equal. We suggest that this table either prominently disclose this assumption, or merely include a scale showing how the variable fee rises or declines compared to the index.

Accrual of the Variable Advisor Fee

58.   In the first paragraph, please explain, in plain English, the phrase "trued up or down."

Administrator

59.   The first sentence states that the administrator "pays for the operating expense to the Fund (with the exception of . . . filing fees). . . ." (Emphasis added.) The last sentence, however, states that the administrator "pays . . . filing fees. . . ." Please rectify these disclosures.

Distributor

Other Expenses

60.   If applicable, please disclose in the first sentence that the Fund also is obligated to pay interest and brokerage costs. In addition, we note that at the present time, the Fund only has one class of shares. Accordingly, please delete the second and third sentences of this paragraph.

Investing in the Fund

61.   Please delete phrases explaining that purchase orders and redemption requests must be "accepted" by the Fund."

Purchase and Redemption Price

Determining the Fund's Net Asset Value

62.   The first sentence in the second paragraph states that the "pricing and valuation of portfolio securities is determined in good faith in accordance with procedures established by, and under the direction of, the Trustees." If accurate, please revise this sentence to state that the "pricing and valuation of portfolio securities is determined in good faith by the advisor in accordance with procedures established by, and under the direction of, the Trustees." If the advisor does not perform fair valuing, please revise the sentence to state the correct entity that does.

63.   Given that the Fund invests in foreign securities, please disclose the Fund's valuation procedures with respect to those securities. This disclosure should address those instances when an event that affects the value of a foreign security takes place after the close of a primary foreign market, but before the time that the Fund determines its NAV.

Buying or Selling Shares Through a Financial Intermediary

64.   Please define the term "confirmed purchase order" that appears in the first sentence. Also, the second sentence states that "[u]nder this arrangement, the financial intermediary must send your payment to the Fund by the time they price their shares the following business day." Please revise this sentence to explain that the financial intermediary has a duty to transmit promptly to the Fund each purchase order or redemption request that the intermediary receives on the Fund's behalf.

Purchasing Shares

65.   The second sentence states that the "Fund have [sic] also authorized one or more brokers to accept purchase and redemption orders on its behalf and such brokers are authorized to designate intermediaries to accept orders on behalf of the Fund." Please clarify, in plain English, the difference between these "designated intermediaries" and the "financial intermediaries" discussed in the first paragraph of this section.

Redeeming Shares

Redemptions in Kind

66.   Is the disclosure stating that "[a]n irrevocable election has been filed under Rule 18f-1 of the Investment Company Act of 1940 . . ." accurate? Also, disclose that a shareholder who is redeemed in-kind will bear the market risks associated with the securities until they have been converted into cash.

SAI

67.   Please revise the SAI to distinguish principal investment strategies and risks from non-principal investment strategies and risks (e.g., insert headings to differentiate them). Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, please confirm that any principal investment strategies and risks disclosed in the SAI are also disclosed in the Prospectus or revise the Prospectus accordingly. See Items 4 and 9 of Form N-1A.

68.   Please confirm that each of the Fund's service providers is identified in the SAI as required under Item 19 of Form N-1A or make appropriate revisions to the disclosure.

69.   The Fund intends to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979) ("Investment Company Act Rel. No. 10666"), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please disclose that each transaction that involves the possible creation of a senior security will be covered with a segregated account. Disclose the amount that will be segregated, the liquid nature of the securities so segregated, and that the account will be marked to market daily.

Other Investment Policies

Derivative Instruments Risk

70.   Please disclose the percentage of assets the Fund will invest in derivatives.

Repurchase Agreements

71.   Please disclose the reason the Fund will invest in repurchase agreements.

Portfolio Turnover

72.   This section discloses that "the anticipated portfolio turnover rate for the Fund is expected to be less that 100%." Please reconcile this with disclosure in the Prospectus stating that the Fund's portfolio will have "a higher than average turnover rate," and that the "Fund's portfolio turnover will generally be greater than 100%."

Illiquid Investments

73.   In the first sentence, please change the phrase "[t]he Fund may invest up to 15 %" to "[t]he Fund may hold up to 15%."

Investment Limitations

Fundamental Restrictions

74.   The paragraph following the ninth policy mentions reverse repurchase agreements. If the Fund may enter into these instruments, please revise the disclosure as appropriate. If the Fund may not enter into reverse repurchase agreements, please state this in your response letter and delete any references to them from the registration statement.

75.   Please add a non-fundamental investment restriction stating that the Fund may not make investments in securities when outstanding borrowings exceed 5% of the Fund's total assets, or add disclosure to Item 4 of the Prospectus summarizing leveraging as a principal investment strategy. That disclosure should state the maximum amount, as a percentage of the Fund's total assets, it may leverage.

Management and Other Service Providers

Qualification of Trustees

76.   In the second paragraph, please delete the last sentence.

Portfolio Managers

77.   The first paragraph refers to the "Fund's portfolios," yet the Fund has one portfolio. Please rectify this disclosure.

Compensation

78.   This paragraph refers to "[e]ach Portfolio Manager. . . ." Are there additional portfolio managers besides Mr. Hanna? Please clarify the disclosure.

79.   Please describe the structure of, and the method used to determine, any compensation received by the portfolio manager from the Fund, the Fund's investment advisor, or any other source with respect to his management of any other accounts besides the Fund. See Instruction 3 to paragraph (b) of Item 20 of Form N-1A.

80.   Please confirm that the form of compensation for each portfolio manager's salary, bonus, deferred compensation, etc. is disclosed fully (e.g., cash or some other type of compensation (e.g., stock options)), or make appropriate revisions.

Disclosure of Portfolio Holdings

81.   In the first sentence of the fourth paragraph, please delete the phrase "such as" and list each of the Fund's service providers.

82.   It appears that the Fund's advisor and officers have daily access, on a real-time basis, to the Fund's non-public portfolio holdings information and may provide it to certain entities on a continuous daily basis. Please revise the disclosure to state that the advisor or any other entity with such authority to disclose the Fund's non-public information on behalf of the Fund, does so pursuant to the Fund's policies and procedures. If the Fund has any current ongoing arrangements with any additional service providers, or others, under which nonpublic information about the Fund's portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. See paragraph (f)(2) of Item 16 of Form N-1A.

83.   Please disclose whether the Fund requires written contractual confidentiality agreements from those entities (e.g., the Fund's advisor), that may receive non-public portfolio information on an ad-hoc basis or continuous basis. Also, the disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no written contractual obligation of confidentiality, disclose that the Board will determine that other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund's portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

84.   Please add disclosure responsive to Item 16(f)(1)(vi) of Form N-1A.

85.   Please disclose the manner in which the Board exercises oversight of disclosure of the Fund's portfolio securities. See Item 16(f)(1)(vii) of Form N-1A. For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (e.g., quarterly)?

Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,



Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review